SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

X
PAUL SCHWARTZ, Individually and On	:	Index No.
Behalf of All Others Similarly Situated,	:
:
Plaintiff,	:
:
v.	:	CLASS ACTION COMPLAINT
:
:
HEARST-ARGYLE TELEVISION, INC.;	:
VICTOR F. GANZI; DAVID J. BARRETT;	:
FRANK A. BENNACK, JR.; JOHN G.	:
CONOMIKES; KEN J. ELKINS; GEORGE R.	:
HEARST, JR.; WILLIAM R. HEARST III;	:
BOB MARBUT; GILBERT C. MAURER;	:
DAVID PULVER; CAROLINE L.	:
WILLIAMS; and HEARST CORPORATION,	:
:
Defendants.	:
X

Plaintiff, Paul Schwartz, by his attorneys, alleges as follows upon personal knowledge with respect to plaintiff and plaintiff’s actions and upon information and belief as to all other allegations:

NATURE OF THE ACTION

1. This is a shareholder class action brought by plaintiff on behalf of the holders of the Series A Common A Stock of Hearst-Argyle Television, Inc. (“Hearst-Argyle” or the “Company”) to enjoin a self-dealing going-private plan (the “Going Private Plan”) by which defendant Hearst Corporation (“Hearst”), the majority and controlling shareholder of Hearst-Argyle, seeks to cash out the public shareholders of Hearst-Argyle for $23.50 per share through a coercive tender offer (the “Tender Offer”) and a squeeze-out, short form Merger (the “Merger”).

JURISDICTION AND VENUE

2. This Court has jurisdiction over each defendant named herein. Hearst-Argyle maintains its principal executive offices in New York County, and all other defendants are officers and/or directors of Hearst-Argyle with sufficient minimum contacts with New York so as to render the exercise of jurisdiction by the courts of this State permissible under traditional notions of fair play and substantial justice.

3. Venue is proper in the Court because one or more of the defendants either resides in or maintains its principal executive offices in New York County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to Hearst-Argyle occurred in New York County, and defendants have received substantial compensation in New York County for doing business here and engaging in numerous activities that had an effect in this County.

THE PARTIES

4. Plaintiff Paul Schwartz is a holder of Hearst-Argyle Series A Common Stock.

5. Defendant Hearst-Argyle, is a corporation organized and existing under the laws of the state of Delaware, with its principal executive offices located at 300 West 57th Street, New York, NY 10019. Hearst-Argyle is one if the country’s largest independent, or non-network-owned, television company, owning 26 television stations, and managing an additional three television and two radio stations, in geographically diverse U.S. markets. The Company’s television stations reach approximately 18% of U.S. TV households, making it one of the largest U.S. television station groups. Additionally, the Company owns: 12 ABC affiliated stations, and manages an additional ABC station owned by defendant Hearst; and 10 NBC affiliated stations. Hearst-Argyle is majority owned by defendant Hearst. Hearst-Argyle Series A Common Stock trades on the New York Stock Exchange under the symbol “HTV”.

6. Defendant David J. Barrett (“Barrett”) has been a director of Hearst-Argyle since August 1997. Barrett has served as Hearst-Argyle’s President since June 1999 and its Chief Executive Officer since January 2001. Barrett is also a director of defendant Hearst.

7. Defendant Frank A. Bennack, Jr. (“Bennack”) has been a director of Hearst-Argyle since August 1997. Bennack also served as President and Chief Executive Officer of defendant Hearst from January 1979 through May 2002. Since June 1, 2002, Bennack has served as Vice Chairman of Hearst’s Board of Directors and Chairman of Hearst’s Executive Committee. Bennack is also a trustee of the trust established under the will of William Randolph Hearst, founder of defendant Hearst, and a director of both the William Randolph Hearst Foundation and The Hearst Foundation.

8. Defendant John G. Conomikes (“Conomikes”) has been a director of Hearst-Argyle since August 1997. Conomikes also served as the Company’s President and Co-Chief Executive Officer from August 1997 to June 1999. Prior to this time, Conomikes served as a Vice President of Hearst and the General Manager of Hearst’s broadcast group since March 1983. From January 1981 to March 1983, Conomikes served as Hearst’s General Manager of Television. Conomikes is also a member of Hearst’s Board of Directors, a trustee of the trust established under the will of William Randolph Hearst and a director of both the William Randolph Hearst Foundation and The Hearst Foundation.

9. Defendant Ken J. Elkins (“Elkins”) has been a director of Hearst-Argyle since March 1999. Elkins is a former executive of the predecessor of Hearst-Argyle.

10. Defendant Victor F. Ganzi (“Ganzi”) has been director of Hearst-Argyle since August 1997, and has been Chairman since January 2003. Ganzi served as Executive Vice President of Hearst from March 1997 through May 2002 and as Chief Operating Officer of Hearst from March 1998 through May 2002. Ganzi is also a member of Hearst’s Board of Directors, a trustee of the trust established under the will of William Randolph Hearst and a director of both the William Randolph Hearst Foundation and The Hearst Foundation.

11. Defendant George R. Hearst Jr. (“G.R. Hearst”), has been a director of Hearst-Argyle since August 1997. G.R. Hearst has also served as Chairman of the Board of Directors of Hearst since March 1996. From April 1977 to March 1996, G.R. Hearst served as a Vice President of Hearst and headed its real estate activities. G.R. Hearst is also a trustee of the trust established under the will of William Randolph Hearst, a director of the William Randolph Hearst Foundation and the president and a director of The Hearst Foundation. G.R. Hearst is a cousin of defendant William R. Hearst III.

12. Defendant William R. Hearst III (“W.R. Hearst”) has been a director of Hearst-Argyle since August 1997. W.R. Hearst is a Member of Hearst’s Board of Directors, a trustee of the trust established under the will of William Randolph Hearst, President and director of the William Randolph Hearst Foundation and Vice President and a director of The Hearst Foundation. W.R. Hearst is a cousin of defendant G.R. Hearst.

13. Defendant Bob Marbut (“Marbut”) has been a director of Hearst-Argyle since August 1997. Marbut was formerly Hearst-Argyle’s Co-Chief Executive Officer and Chairman.

14. Defendant Gilbert C. Maurer (“Maurer”) has been a director of Hearst-Argyle since August 1997. Maurer also served as Chief Operating Officer of Hearst from March 1990 until March 1998 and as Executive Vice President of Hearst from June 1985 until September 1998. Maurer currently serves as a consultant to Hearst. Maurer is a member of Hearst’s Board of Directors, a trustee of the trust established under the Will of William Randolph Hearst and a director of both the William Randolph Hearst Foundation and The Hearst Foundation.

15. Defendant David Pulver (“Pulver”) has been a director of Hearst-Argyle and its predecessor since December 1994.

16. Defendant Caroline L. Williams (“Williams”) has been a director of Hearst-Argyle and its predecessor since December 1994.

17. Defendants Barrett, Bennack, Conomikes, Elkins, Ganzi, G.R. Hearst, W.R. Hearst, Marbut, Maurer, Pulver and Williams are collectively referred to herein as the “Individual Defendants.”

18. The Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of Hearst-Argyle and owe them the highest obligations of loyalty, good faith and fair dealing.

19. Defendant Hearst is a diversified media corporation with major interests in magazine, newspaper and business publishing, cable networks, television and radio broadcasting, internet businesses, and real estate. Hearst is also the world’s largest publisher of monthly magazines. Hearst owns 100% of the issued and outstanding shares of Hearst-Argyle Series B Common Stock and approximately 52.9% of the issued and outstanding shares of Hearst-Argyle Series A Common Stock, representing approximately 73.75% voting control of the Company. Because of Hearst’s ownership, Hearst-Argyle is considered a “controlled company” under New York Stock Exchange rules. Hearst’s corporate headquarters are located at 300 West 57th Street, New York, New York 10019.

20. Hearst, as controlling shareholder of Hearst-Argyle, is in a fiduciary relationship with plaintiff and the other public shareholders of Hearst-Argyle and owes them the highest obligations of loyalty, good faith and fair dealing.

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this action on his own behalf and as a class, pursuant to CPLR 901, et seq., on behalf of all holders of Hearst-Argyle Series A Common Stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

22. This action is properly maintainable as a class action because:

(a) The Class is so numerous that joinder of all members is impracticable. There are approximately 24.7 million shares of Hearst-Argyle Series A Common Stock not owned by Hearst, and the actual number of public shareholders can be ascertained through discovery;

(b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member, including: whether Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Going-Private Plan; whether the Individual Defendants are engaging in self-dealing in connection with the Going-Private Plan; whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Going-Private Plan; and whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated;

(c) Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class;

(d) Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class;

(e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class; and

(f) Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

23. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

SUBSTANTIVE ALLEGATIONS

24. Founded by William Randolph Hearst in 1887, defendant Hearst entered the broadcasting businesss in 1928 with its acquisition of radio station WSOE in Milwaukee, Wisconsin. Hearst-Argyle was formed in August 1997 when Hearst, combined its television broadcast group and related broadcast operations (the “Hearst Broadcast Group”) with those of Argyle Television, Inc. (“Argyle”). The combined company had a combined total of 15 owned and managed television stations and two managed radio stations.

25. Since 1997, Hearst-Argyle has acquired additional television stations through asset purchase, asset exchange or merger transactions, including merger transactions in 1999 with Pulitzer Publishing Company, in which the Company acquired nine television stations and five radio stations, and with Kelly Broadcasting Company, in which the Company acquired television stations in Sacramento, California. In 2004, the Company purchased an ABC affiliate, WMTW-TV, in Portland, Maine and in 2006, purchased a CW affiliate, WKCF(TV), in Omando, Florida.

26. As of February 15, 2007, Hearst owned, through its wholly-owned subsidiaries, Hearst Holdings, Inc., a Delaware corporation (“Hearst Holdings”), and Hearst Broadcasting, Inc., a Delaware corporation (“Hearst Broadcasting”), 100% of the issued and outstanding shares of Hearst-Argyle Series B Common Stock, par value $.01 per share, (the “Series B Common Stock,” and together with Hearst-Argyle Series A Common Stock, par value $.01 per share, the “Series A Common Stock,” the “Common Stock”) and approximately 52.9% of the issued and outstanding shares of Hearst-Argyle Series A Common Stock, representing in the aggregate approximately 73.75% of the outstanding voting power of Hearst-Argyle Common Stock.

27. As of February 15, 2007, Hearst Broadcasting also owned 500,000 Series B Redeemable Convertible Preferred Securities due 2021 that were issued by Hearst-Argyle Capital Trust, Hearst-Argyle’s wholly-owned subsidiary trust. Because of Hearst’s ownership, Hearst-Argyle is considered a “controlled company” under New York Stock Exchange rules.

28. Hearst Broadcasting’s ownership of Hearst-Argyle Series B Common Stock entitles it to elect as a class all but two members of our Board of Directors (the “Board”). The holders of Series A Common Stock are entitled to elect the remaining two members of Hearst-Argyle’s Board.

29. On August 24, 2007, defendant Hearst announced it intended to make a tender offer for all of the outstanding shares of Hearst-Argyle not owned by Hearst for $23.50 per share in cash. The transaction will be implemented through a cash tender offer made for the publicly held Hearst-Argyle Television shares, followed by a cash merger at the same per share price paid in the tender offer.

30. The press release included a letter defendant Ganzi sent to his fellow Hearst-Argyle board members, outlining the Going-Private Plan to buy-out Hearst-Argyle’s public shareholders for $23.50 cash per share. According to the press release, defendant Ganzi stated:

[w]e believe that our offer is fair to the public stockholders of Hearst-Argyle. This offer represents a premium of approximately 15% over the closing price of the shares of Series A Common Stock on August 23, 2007 as well as the average closing price for the last four weeks.

31. The $23.50 per share price in the Going-Private Plan severely undervalues Hearst-Argyle, and is designed to cap the market price of Hearst-Argyle stock just as the Company hit its 52-week low as the credit crunch created by the collapse of the sub-prime mortgage market ripples through the stock market. Specifically, as Hearst-Argyle stock price dropped to its 52-week closing low of $19.74 on August 16, 2007, Hearst announced the Going-Private Plan just eight days later.

32. By carefully timing the announcement of the Going Private Plan Transaction during a downturn in the price of Hearst-Argyle stock, Defendants were able to claim that the price represented a premium of approximately 15% over the trading price immediately prior to the announcement on August 23, 2007. In fact, however, the price represents a discount to the trading price of the Company’s common stock, which reached a 52-week high of $27.79 on April 17, 2007. Moreover, as recently as one month ago, the shares traded higher that this offer.

33. Despite the temporary downturn in it stock-price, Hearst-Argyle is poised for enormous growth. For instance, Hearst-Argyle owns television stations in markets that are expected to see massive spending on political advertising during the 2008 Presidential campaign, including stations in Des Moines, Iowa and Manchester, New Hampshire, as well as likely “swing” states such as Pennsylvania, Ohio and Florida.

34. Analysts have recognized that the current trading levels vastly undervalue the shares. Indeed, Deutsche Securities issued a Buy recommendation after Hearst-Argyle dipped below $20 per share in July. Likewise, The Wall Street Journal reported that Robin Flynn, associate director with SNL Kagan, “values Hearst-Argyle closer to $28 or $29 a share,” and that Flynn noted that the $23.50 contemplated by the Going-Private Plan was “a price designed to take advantage of current trading levels.”

35. The proposed Going-Private Plan is fraught with substantial conflicts of interest. Hearst-Argyle’s Chairman of the Board of Directors, Ganzi, is the President and Chief Executive Officer and a director of Hearst. Defendant Barrett, the Company’s President and Chief Executive Officer and one of the Company’s directors, is a director of Hearst. Additionally, Defendants Bennack, Conomikes, G.R. Hearst, W.R. Hearst and Maurer are also members of the Boards of Directors of both Hearst-Argyle and Hearst.

36. Given the apparent conflicts, in response to the announcement of the Going Private Plan, on August 27, 2007, Hearst-Argyle announced it has formed a special committee of purported “independent” members of the Board of Directors of Hearst-Argyle, consisting of two Series A directors of Hearst-Argyle: defendants Pulver and Williams. These “independent directors” chosen to issue a recommendation with respect to the Tender Offer are in no way independent of Hearst’s influence.

37. Hearst’s ownership of Series B Common Stock entitles it to elect as a class all but two members of the Company’s Board of Directors. Defendants Barrett, Bennack, Conomikes, Elkins, Ganzi, G.R. Hearst, W.R. Hearst, Marbut and Maurer are the Series B designees. The holders of Series A Common Stock elect the remaining two directors, with Hearst voting its controlling block of Series A stock in the same proportion as the public shares. Hearst, however, through its Series B designees and control of Hearst-Argyle, controls the nomination of the directors elected by Series A holders.

38. Thus, Hearst has for over a decade controlled the nomination of Pulver and Williams to the Company’s Board of Directors, for which Pulver and Williams have earned large fees. For instance, Pulver received over $145,000 and Williams received over $140,000 in director compensation in 2006, a year in which there were five Board meetings. Pulver and Williams were also provided with health insurance from Hearst-Argyle as if they were employees of the Company.

39. The proposed Going Private Plan will, for inadequate consideration, deny Plaintiff and the other members of the Class the opportunity to share proportionately in the future success of the Company and its valuable assets.

40. The Individual Defendants have also breached their duties by not taking adequate measures to ensure that the interests of Hearst-Argyle’s public shareholders are properly protected from overreaching.

41. Plaintiff and the Class will suffer irreparable damage unless defendants are enjoined from continuing to breach their fiduciary duties and carrying out the Going Private Plan.

FIRST CAUSE OF ACTION

(Against the “Hearst Defendants” for Unfair Dealing and
Breach of Fiduciary Duty of Good Faith, Loyalty and Candor)

42. Plaintiff repeats and realleges the foregoing allegations as if fully set forth herein.

43. As controlling shareholders and affiliates and associates thereof, defendants Hearst, Barrett, Bennack, Conomikes, Elkins, Ganzi, G.R. Hearst, W.R. Hearst, Marbut and Maurer (the “Hearst Defendants”) owe a duty of undivided loyalty to Hearst-Argyle’s public shareholders.

44. The initiation and timing of the Going-Private Plan are a breach of the Hearst Defendants’ duty of good faith and loyalty and constitute unfair dealing. The Going-Private Plan is timed to take advantage of a temporarily depressed market price of Hearst-Argyle stock, just as the Company is poised for significant growth.

45. The Hearst Defendants have access to Hearst-Argyle’s cash flow projections and other non-public information enabling them to determine how Hearst can profit best by eliminating Hearst-Argyle’s public shareholders at this time. The Hearst defendants possess material facts that are not known in the market. The Hearst Defendants have already sought to exploit this informational asymmetry by claiming the Hearst offer represents a premium over the market price of Hearst-Argyle stock, when that market price reflects a discount from fair value. Thus, Hearst seeks to benefit from presenting a suspect measure of valuation (i.e., the pre-offer market price) in an effort to justify the fairness of an inadequate offer.

46. Any recommendation of a special committee of the Board with respect to the Going-Private Plan will not will not provide any effective protection for the Class. Hearst’s position as controlling shareholder and the level of control that Hearst exerts over Hearst-Argyle, both through the Hearst affiliated directors and the fact that Hearst is able to hand-pick the remaining directors through its overwhelming economic interest in Hearst-Argyle, makes it impossible for any special committee to render an independent decision that protects the interest of the public shareholders. Pulver and Williams were handpicked to serve on the Hearst-Argyle board by Hearst and its associates and may be replaced easily by Hearst.

47. The disclosure of the Going-Private Plan also reflects unfair dealing and a lack of candor. The Hearst Defendants have already caused materially misleading and incomplete information to be disseminated to Hearst-Argyle’s public shareholders. Hearst’s statements concerning a premium over recent (depressed) trading prices, for example, are materially misleading without further disclosures germane to the shareholders’ assessment of that premium relative to market conditions. By misleadingly portraying the $23.50 price as a premium and driving a substantial portion of Hearst-Argyle stock into the hands of arbitrageurs who will tender into the Going-Private Plan, the Hearst defendants seek to ensure that most shareholders will sell into the Tender Offer. Having chosen to publicly announce their Going-Private Plan, the Hearst Defendants had an obligation to be complete and accurate in the disclosures they chose to make.

48. Defendants scheme, and particularly their effort to cap Hearst-Argyle’s stock price, was designed to drive a substantial number of Hearst-Argyle shareholders to sell into the market after the announcement of the Going-Private Plan slightly raised the market price of Hearst-Argyle stock. After the announcement of the Going-Private Plan, numerous shareholders sold their shares based on misleading and incomplete disclosure that suggested there was no point waiting for the inevitable freeze-out. Arbitrageurs who purchased shares after the announcement will be highly motivated to tender their shares at a modest profit, regardless of the lack of fairness of the Tender Offer price.

49. The Going-Private Plan represents an opportunistic effort to free Hearst from future dealings with Hearst-Argyle’s public shareholders at a discount from the fair value of their shares. As discussed above, the $23.50 per share offer price does not represent fair value. The premium Hearst extols is meaningless, as it is based on Hearst’s attempt to take advantage of the depressed market price for Hearst-Argyle stock which reflects the delisting discount, as well as a minority discount based on Hearst’s majority ownership of Hearst-Argyle.

50. Any appraisal remedy available in the Merger will be ineffective and unreasonably expensive for shareholders such as plaintiff. Given the relatively small number of share to be cashed out in the back-end merger and the fact that with the time value of money, waiting to be cashed out at the low $23.50 per share price will reduce the value of their shares even further, shareholders will reasonably conclude that the cost, delay in payment and other “baggage” of an appraisal proceeding makes it undesirable to attempt to obtain fair value for their shares in an appraisal.

51. Plaintiff has no adequate remedy at law.

SECOND CAUSE OF ACTION

(Against Defendants Pulver and Williams for
Breach of Fiduciary Duty of Good Faith, Loyalty and Care)

52. Plaintiff repeats and realleges the previous allegations as if fully set forth herein.

53. Hearst-Argyle has no separate nominating committee for the selection of candidates of candidates for director. Instead, director nominations are controlled by Hearst, and the directors of Hearst-Argyle who are affiliated with Hearst. Thus, the selection of Hearst-Argyle’s outside directors is controlled by a Hearst dominated board. Consequently, Hearst-Argyle’s outside directors are not truly independent as they are dependent on Hearst for their selection and election as Hearst-Argyle directors.

54. Pulver and Williams, consistent with their fiduciary duties of care and good faith, approve the transactions contemplated by the Going-Private Plan. Those directors cannot approve the Tender Offer, a transaction where the Hearst Defendants will contend there is no obligation to pay a fair price for the public shares tendered into that offer. Nor can Pulver and Williams approve a short-form Merger where the Hearst Defendants will claim there is no obligation of fair dealing and the Hearst-Argyle public shareholders’ only opportunity to obtain fair value will be an ineffective and expensive appraisal remedy. The “independent” directors cannot, consistent with their fiduciary duties, approve any business combination with Hearst, such as the Going-Private Plan, that is not entirely fair to the Hearst-Argyle public shareholders. Because, as alleged herein, the Tender Offer and Merger do not satisfy the entire fairness standard, the non-Hearst directors of Hearst-Argyle may not approve such transaction. Indeed, by pursuing transactions which are not entirely fair to the Hearst-Argyle public shareholders, the Hearst Defendants have already violated their fiduciary duties to the public shareholders.

55. Plaintiff has no adequate remedy at law.

WHEREFORE, Plaintiff prays for judgement and relief as follows:

A. Ordering that this action is properly maintainable as a class action and certifying Plaintiff as Class representative and Plaintiff’s counsel as class counsel;

B. Preliminarily and permanently enjoining Defendants from proceeding with the Going-Private Plan;

C. Enjoining Defendants from consummating the Going-Private Plan, or a business combination with a third party, unless and until the Company adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for the Company;

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

Plaintiff hereby demands a trial by jury on all issues so triable.

FARUQI & FARUQI, LLP
Nadeem Faruqi
Shane T. Rowley
Antonio Vozzolo

By:	/s/ Antonio Vozzolo
Antonio Vozzolo

369 Lexington Avenue, 10th Floor
New York, NY 10017
Tel: 212-983-9330
Fax: 212-983-9331

DATED: August 29, 2007

Attorneys for Plaintiff